AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

July 2, 2010, 2010   ALSO SENT VIA FAX TO: 202-772-9220

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporations and Finance
100 F Street N. E.
Washington, DC 20549

Dear Michael,

This letter is in response to your comment letter dated July 1, 2010 concerning File No. 000-53578.

I am completely confused by the first two paragraphs of the above mentioned letter? "We will not perform a detailed examination of the registration statement and the Form 10Q and we will not issue comments". What does that mean? On March 24, 2010 you issued a comment letter that contained thirty questions. We answered every one of those questions, filed an Amended Form 10, an Amended Form 10Q and a comment response letter. In a recent phone conversation you told me that your accounting staff was unhappy with our accountants answers to some of the comments and that we would receive a letter requesting certain additional answers and revisions from him. You told me to have him call a member of your accounting staff to get very specific instructions as to what they wanted and to then file those answers and that we should then be able to get our "No Comment Letter.

You now suggest we consider filing "substantive amendments to our Form 10, Form 10Q to correct each of the deficiencies identified in your comment letter dated March 24, 2010". That suggestion is ridiculous. It sounds like the member of your staff that made the suggestion certainly does not share your belief, as stated in one of our recent phone conversations, that "a big portion of our staffs responsibilities are helping companies like yours succeed". We did file substantive amendments on May 18 and despite repeated assurances from you over the last three weeks that we would have the accounting comments right away, yesterday we receive the letter containing this totally vague, incomplete and rude statement. I am distressed, as you should be, that it took six weeks for one of your staff to say that they are "not going to perform a detailed examination of our filings because it would delay review of other better filings". That statement was totally unprofessional. Would they have us completely re-answer every one of the thirty comments contained in the March 24 letter and then re-file all of the forms at the cost of another $700.00? I would remind you we have been working on this process since February 2009.

12900 Vonn Road Suite B102 Largo, Florida 33774
Phone (727) 595 - 0975   FAX (727) 466-2215
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

If there are other deficiencies contained in our May 18 filings then, we have a right to have each one specifically stated so that we may either contest it, or more fully answer it. However, I must state that we have answered some of the comments contained in our original comment letter dated December 17, 2009 at least twice. As an example, comment 1. contained in your current letter was specifically and correctly answered in Item 10. "Recent sales of Unregistered Securities" of our Amended Form 10 filed January 12, 2010 and again on page 13 of our second Amended Form 10 filed on May 18, 2010 and in the Comment Response Letter also filed on that date.

Our attorney, who is considered one of the best securities attorneys in this area, states that our private placement sales were exempt from registration per Section 4(2) of the Securities Act of 1933 because we met all of the requirements of that Section. He listed those requirements and clearly states that we met all of them. If you have an issue with his opinion then please clearly state exactly what your issue is or, exactly what more you would like him to clarify and we will ask him to address it. Otherwise, we will expect you to advise us that question 1. has been satisfactorily answered.

As for the other three questions contained in the July 1, 2010 letter. Our account will be contacting a member of your accounting staff to get a complete explanation of the accounting deficiencies and will then promptly respond with the correct answers.

Sincerely,



J. R. Stirling
President

12900 Vonn Road Suite B102 Largo, Florida 33774
Phone (727) 595 - 0975   FAX (727) 466-2215
Email: americanfirst09@yahoo.com